EXHIBIT 99.1

Anfield Energy Announces Pricing of US$6.0 million Underwritten Public Offering of Common Shares

VANCOUVER, British Columbia, July 30, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (“Anfield” or the “Company”) (TSX.V: AEC; NASDAQ: AEC; FRANKFURT: 0AD) announces the pricing of an underwritten public offering (the “Offering”) of 1,491,305 common shares (the “Common Shares”) at a price of US$4.00 per Common Share (the “Offering Price”) for aggregate gross proceeds to the Company of US$6.0 million. The Offering is being conducted through a syndicate of underwriters led by Northland Capital Markets and Roth Capital Partners as joint bookrunners, pursuant to an underwriting agreement dated July 30, 2026, by and among the Company and the underwriters (the “Underwriting Agreement”).

In connection with the Offering, the Company has granted the underwriters an option to purchase up to 223,695 additional Common Shares (the “Over-Allotment Option”) at the Offering Price. The Over-Allotment Option is exercisable, in whole or in part, for up to 30 days after the date of the Underwriting Agreement.

The Company intends to use the net proceeds from the Offering to fund capital commitments to the Paradox Complex, the Velvet-Wood Project, the Slick Rock Complex, and the Shootaring Canyon Mill, for working capital and general corporate purposes.

Closing of the Offering is expected to occur on or about July 31, 2026, subject to the satisfaction of customary closing conditions, including receipt of required approval of the TSX Venture Exchange (the “TSXV”).

In connection with the Offering, the Company filed, with the securities commissions in all of the provinces and territories of Canada, a preliminary prospectus supplement (the “Prospectus Supplement”) to the Company’s existing base shelf prospectus (the “Base Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada, and filed a preliminary prospectus supplement in the United States (the “U.S. Prospectus Supplement”, together with the Prospectus Supplement, the “Prospectus Supplements”) to the Company’s existing base shelf prospectus (the “U.S. Base Shelf Prospectus”, together with the Base Shelf Prospectus, the “Base Shelf Prospectuses”) forming part of an effective registration statement on Form F-10 (File No. 333-291078) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

The Offering is being made in the United States and in each of the provinces and territories of Canada, except Quebec. The Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement contain important information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement and the documents incorporated by reference therein before making an investment decision. The Prospectus Supplement (together with the related Base Shelf Prospectus) is available on SEDAR+ at www.sedarplus.ca. The U.S. Prospectus Supplement (together with the U.S. Base Shelf Prospectus, forming part of the Registration Statement) is available on the SEC’s website at www.sec.gov. The final prospectus supplement (together with the related Base Shelf Prospectus) will be available on SEDAR+ at www.sedarplus.ca and the final U.S. prospectus supplement (together with the U.S. Base Shelf Prospectus, forming part of the Registration Statement) will be available on the SEC’s website at www.sec.gov. Alternatively, an electronic or paper copy of the final prospectus supplement (together with the related Base Shelf Prospectus) may be obtained, when available, upon request and without charge by contacting Roth Canada, Inc. (If any Common Shares purchased By Roth Capital Partners, LLC in the Offering are distributed in Canada then Roth Canada, Inc. will distribute such Common Shares), Attention: Capital Markets, 1921-130 King Street West, Toronto, ON M5X 2A2, or by email at ECM@rothcanada.ca, and the final U.S. prospectus supplement (together with the U.S. Base Shelf Prospectus, forming part of the Registration Statement) may be obtained, when available, upon request by contacting Northland Securities, Inc., 150 South Fifth Street, Suite 3300, Minneapolis, MN 55402, Attention: Valencia Day by telephone at (612) 851-4917. Delivery of the Prospectus Supplement and the Base Shelf Prospectus and any amendment thereto will be satisfied in accordance with the “access equals delivery” provisions of applicable securities legislation.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplements, the Base Shelf Prospectuses or the Registration Statement.

About Anfield

Anfield Energy is a uranium and vanadium development and near-term production company committed to becoming a significant supplier of energy-related fuels through sustainable, efficient growth of its U.S.-based assets. The Company’s flagship asset is the Shootaring Canyon Mill in Utah, one of only three licensed, permitted, and constructed conventional uranium mills in the country. Anfield’s portfolio includes the advanced Velvet-Wood project (Utah) and other conventional uranium-vanadium assets in Utah, Colorado, Arizona, and New Mexico. All of Anfield’s assets are located in the United States, positioning the Company to help meet America’s growing nuclear fuel needs. The U.S. consumes nearly 50 million pounds of uranium annually yet produces only a small fraction domestically.

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Contact:
Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identiﬁed by the use of terminology such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” (including negative variations). Forward-looking statements in this release include, but are not limited to, statements regarding the Offering; the completion of the Offering on the anticipated terms, if at all; information concerning the expected filing of the final prospectus supplement and final U.S. prospectus supplement; expected sale of the Common Shares under the Offering; statements regarding the anticipated benefits and impacts of the Offering and statements regarding the anticipated use of proceeds from the Offering. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that the Company completes the Offering, that the proceeds of the Offering will be deployed as anticipated, and the anticipated benefits and impacts of the Offering being realized. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to diﬀer materially from those implied by such forward-looking statements. Factors that could cause actual results to diﬀer materially from these forward-looking statements include, among other things: the ability of the Company to successfully close a financing, including filing the final prospectus supplement and final U.S. prospectus supplement, and completing the Offering; the anticipated use of proceeds from any offering made under the Company’s Base Shelf Prospectuses and any offerings to be conducted thereunder including the Offering; the benefits and impacts of the Offering not being as anticipated; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional ﬁnancing; the need to comply with environmental and governmental regulations in Canada and the United States; ﬂuctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the Base Shelf Prospectuses and the Prospectus Supplements (including the documents incorporated by reference therein), as well as the management discussion and analysis and other disclosures of risk factors for the Company, ﬁled on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.